UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:
June 30, 2017

CNote Group, Inc.
(Exact name of issuer as specified in its charter)

Delaware	81-2784287
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2323 Broadway, Oakland, California 94612
(Full mailing address of principal executive offices)

424-262-6683
(Issuer’s telephone number, including area code)

EXPLANATORY NOTE

This Special Report on Form 1-SA is Field herewith pursuant to Rule 257(b)(2)(i)(B) of Regulation A under the Securities Act of 1933, as amended, relating to the Registrant’s Offering Statement on Form 1-A, File No. 024-10686, which was qualified by the Commission in August 28, 2017.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this Semiannual Report, “Company,” “our Company,” “us,” and “our” refer to CNote Group, Inc.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Results of Operations for the Six Months Ended June 30, 2017 and the period from inception (April 22, 2016) through June 30, 2016

General and administrative expenses increased to approximately $225,000 for the six months ended June 30, 2017 from approximately $6,000 for the comparable period in the prior year.  General and administrative expenses increased primarily as a result of higher legal and other professional services fees, as our Company ramped up operations.

Sales and marketing expenses increased to approximately $19,000 for the six months ended June 30, 2017 from $0 for the comparable period in the prior year.  Sales and marketing expenses increased primarily as a result of higher advertising and marketing expenses to promote our Company’s services.

Research and development expenses increased to approximately $46,000 for the six months ended June 30, 2017 from $0 for the comparable period in the prior year.   Research and development expenses increased primarily as a result of our development of our technology in our web-based platform through which our customers interact with us.

Liquidity and Capital Resources

We have an accumulated deficit at June 30, 2017 of approximately $357,000.  We expect to incur substantial expenses and generate continued operating losses until we generate gross profits sufficient to cover our operating expense.  At June 30, 2017, the Company had cash of approximately $398,000. The Company is currently raising additional funds from accredited investors through Simple Agreements for Future Equity (“SAFEs”).

Cash Flows from Operating Activities

Cash used in operating activities was approximately $277,000 during the six months ended June 30, 2017.  The Company generated approximately $20,000 in cash flows from operations during the comparable period in the prior year. The cash flows used in operations during the six months ended June 30, 2017 were necessary to fund the operations of the Company during this early period when revenues were still low and gross profits were negative.

Cash Flows from Investing Activities

Cash used in investing activities increased to approximately $57,000 from $0 for the comparable period in the prior year.  The increase in cash used in investing activities is due to the development of our web-based platform through which our customers interact with us.

Cash Flows from Financing Activities

Cash provided by financing activities increased to $455,000 from approximately $0 for the comparable period in the prior year.  The increase in cash provided by financing activities was due to our issuance of several Simple Agreements for Future Equity (“SAFEs”).

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Annual Report for the year ended December 31, 2016 filed with its Form 1-A. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2017 are not necessarily indicative of the results that can be expected for the year ending December 31, 2017.

CNote Group, Inc.
Financial Statements for Period from Apr 22, 2016 through Jun 30, 2016 and Six Months Ended Jun 30, 2017

Table of Contents

Balance Sheets (December 31, 2016 Restated)	Page F-2

Statements of Operations	Page F-3

Statements of Stockholders’ Equity (December 31, 2016 Restated)	Page F-4

Statements of Cash Flows	Page F-5

Notes to the Financial Statements	Page F-6

CNote Group, Inc.
Balance Sheets
(Unaudited)

	Jun 30, 2017	Dec 31, 2016 (Restated)
Assets
Current assets
Cash	$398,261	$277,202
Total current assets	398,261	277,202
Notes receivable	1,851,170	-
Capitalized software development costs	54,573	-
Total assets	$2,304,004	$277,202

Liabilities and Stockholders' Equity
Current liabilities
Accrued liabilities	$146,925	$46,023
Accounts payable	-	2,500
Current portion of notes payable	627,013	22,175
Current portion of notes payable - related party	-	16,000
Total current liabilities	773,938	86,698

Notes payable	1,217,144	33,000
Notes payable - related party	25,316	24,000

Contingent obligations to issue future equity
Simple Agreements for Future Equity ("SAFEs")	645,000	190,000

Common stock
Common stock; par value of $0.00001 per share; 10,000,000 shares authorized; 6,000,000 shares issued and outstanding as of June 30, 2017	60	60
Accumulated deficit	(357,454)	(56,556)
Total stockholders' deficit	(357,394)	(56,496)
Total Liabilities and Stockholders' Equity	$2,304,004	$277,202

The accompanying notes are an integral part of these financial statements

CNote Group, Inc.
Statements of Operations
(Unaudited)

	Six Months Ended Jun 30, 2017	Period from Inception (Apr 22, 2016) through Jun 30, 2016

Revenues	$10,109	$-
Cost of revenues	28,364	-
Gross profit	(18,255)	-
Operating expenses
Sales & marketing expenses	19,418	-
Research & development expenses	45,577	-
General & administrative expenses	224,757	5,908
Total operating expenses	289,752	5,908
Operating loss	(308,007)	(5,908)
Other income	8,000	20,000
Income tax expense	(891)	-
Net income (loss)	$(300,898)	$14,092

The accompanying notes are an integral part of these financial statements.

CNote Group, Inc.
Statements of Stockholders' Equity
Periods from Apr 22, 2016 through  Dec 31, 2016 (Restated) and the Six Months Ended Jun 30, 2017
(Unaudited)

	Common Stock		Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount
Balances - April 21, 2016	-	$-	$-	$-
Issuance of Common Stock	6,000,000	60	-	60
Net loss	-	-	(56,556)	(56,556)
Balances - December 31, 2016	6,000,000	60	(56,556)	(56,496)
Net loss	-	-	(300,898)	(300,898)
Balances - June 30, 2017	6,000,000	$60	$(357,454)	$(357,394)

The accompanying notes are an integral part of these financial statements.

CNote Group, Inc.
Statements of Cash Flows
(Unaudited)

	Six Months Ended Jun 30, 2017	Period from Inception (Apr 22, 2016) through Jun 30, 2016
Cash Flows from Operations
Net income (loss)	$(300,898)	$14,092
Adjustments to net loss
Depreciation and amortization	2,522	-
Changes in assets and liabilities
CDFI notes receivable	(1,851,170)	-
Accrued liabilities	100,902	5,848
Accounts payable	(2,500)	-
User notes payable	1,774,298	-
Total Cash Flows from Operations	(276,846)	19,940

Cash Flows from Investments
Software development costs	(57,095)	-
Total Cash Flows from Investments	(57,095)	-

Cash Flows from Financing
Issuance of Common Stock	-	60
Issuance of Simple Agreements for Future Equity ("SAFEs")	455,000	-
Total Cash Flows from Financing	455,000	60

Total Cash Flows	121,059	20,000
Beginning Cash Balance	277,202	-
Ending Cash Balance	$398,261	$20,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

CNote Group, Inc. was incorporated on April 22, 2016 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Oakland, California.  The financial statements of CNote Group, Inc. (which may be referred to as "CNote" the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Through its online platform, CNote provides an opportunity for individuals to invest their money by lending it to CNote, which in turn, lends funds to Community Development Financial Institutions (“CDFIs”) dispersed across the United States.  CDFIs are banks, credit unions, loan funds, microloan funds or venture capital providers that focus on providing loans to businesses in economically underdeveloped cities and neighborhoods in the United States and, as such, become qualified as a CDFI by the United States Treasury.  Once qualified, CDFIs are eligible to be partially funded by the United States Treasury through the CDFI Fund established in 1994.

The Company intends to offer individuals higher rates of return on their investments than is available to them through more traditional low-risk investment vehicles such as savings accounts, money market accounts, and certificates of deposit.  The Company also intends to earn revenues by earning higher rates of return on its loans to CDFIs than the rates it must pay its individual lenders. The difference, or spread, between the rates CNote earns from its borrowers and the rates it pays to its lenders will constitute the primary component of the Company’s gross profits, before other direct costs of revenues such as web site costs and customer support costs, and operating expenses.

The Company is still in the very early stages of developing its business.  Accordingly, risks associated with startup, early stage companies apply to the Company.  Such risks include, but are not limited to, the need to raise additional funding, the need to generate additional revenues, the need to develop ongoing relationships with additional lenders and borrowers, the need to hire skilled employees, the need to comply with regulatory requirements, and the need to achieve profitability and sustainability.

Management Plans and Going Concern
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated significant revenues from principal operations and has not yet proved the viability of its business model.  Because losses will continue until such time that profitable operations can be obtained we are reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the sale of common stock and/or debt to third parties and related parties, as well as increase operating revenues.  If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations.  There are no assurances that management will be able to raise capital on terms acceptable to the Company or increase revenues and margins enough to sustain operations.  If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period.  Actual results could materially differ from these estimates. Significant estimates include, but are not limited to loan loss reserves and the valuation allowance related to deferred tax assets.  It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents
The Company maintains its cash on deposit with a well-established and widely known bank headquartered in California, which management considers to be financially stable and credit worthy.  Deposited cash balances are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000.  At times, the Company maintains balances in excess of the insured amount.

Cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2017.  The respective carrying value of all financial instruments approximated their fair values. These financial instruments include Simple Agreements for Future Equity (“SAFEs”), notes payable and interest payable.  Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated.

Investments
Management expects that the terms of the Company’s notes receivable and notes payable typically will be 36 months.  In the normal course of business, the Company expects to hold most such instruments to maturity.  However, provision will be made for liquidation of these instruments, should the need arise, and therefore the Company has classified its notes receivable and notes payable as available for sale.

Internal Use Software
We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification (“ASC”) 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. To date, the Company has not capitalized any such costs.

Contingencies – Simple Agreements for Future Equity (“SAFEs”)
The Company issued several Simple Agreements for Future Equity “SAFEs” in exchange for cash financing.  These funds have been classified as long-term liabilities.  (See Note 6.)

Under the SAFEs, the funds contributed by the investors will convert to shares of preferred stock in a priced preferred stock financing round, at a conversion price per share equal to the lesser of:

(i)	the price per share of the newly issued preferred stock multiplied by the Discount Rate; or

(ii)
the Valuation Cap, as defined by the various agreements and described below, divided by the number of shares and potential shares of Common Stock, on a fully diluted basis, outstanding immediately prior to the preferred stock financing.

The Discount Rate varies from 80% to 100%, and the Valuation Cap varies from $4,000,000 to $8,000,000 among the various SAFEs.

If the Company undergoes a change of control, defined as a majority of outstanding equity shares being sold to parties other than the current stockholders, while the SAFEs remain outstanding; each SAFE holder will have the option of receiving his or her cash investment amount returned or receiving the number of shares of Common Stock purchased with his or her SAFE investment amount at the same price at which other shares of Common Stock are sold in the change of control.

If the Company dissolves or ceases operations, the SAFE holders, as a class, will have a preferential right to receive cash, up to the amount of their original investments, to the extent such funds are available to be paid, unless a SAFE holder notifies that the Company that he or she elects to receive shares of Common Stock purchased with his or her SAFE investment amount.  Cash payments to SAFE investors in this situation would hold a preferential position to payments to the holders of Common Stock.

For one particular SAFE, if the SAFE has not been converted to shares of Preferred Stock after four years, that SAFE holder shall have the option of converting his SAFE investment to shares of Common Stock by purchasing the number of shares of Common Stock with his SAFE investment amount at a price equal to the Valuation Cap divided by the number of shares of stock and potential shares of stock, on a fully diluted basis, outstanding immediately prior to the conversion.

Restatement
The Company previously filed its financial statements for the period ended December 31, 2016 with the SAFE investments classified as additional paid-in capital within permanent equity.  These financial statements have been restated to reclassify the SAFE investments from equity to long-term liabilities.

Revenue Recognition and Cost of Revenues
CNote borrows money from individuals through the Company’s online platform.  The Company must pay interest on the borrowings to its lenders.  All such loans are governed by signed contracts between the Company and individual lenders.  The interest, which accrues according to the agreements governing terms of the loans from individual lenders, constitutes the major portion of the Company’s direct cost of revenues.  Other direct costs of revenues include costs of operating the online platform and customer support services.

CNote uses the money it borrows from individuals to loan money to CDFIs.  The company earns interest on its loans to CDFIs.  All such loans to CDFIs are governed by signed contracts between the Company and the CDFI borrowers.  The interest earned from loans to CDFIs constitutes the Company’s revenues.  We will recognize fees, discounts, premiums, anticipated exit fees and direct cost over the term of the loan as an adjustment to the yield. We will recognize fees on commitments that expire unused at expiration. We will recognize interest income from available for sale securities on an accrual basis over the life of the investment on a yield-to-maturity basis.

Loan Loss Reserve
The company establishes a reserve of three percent for potential losses to all new loans extended to CDFIs.  The amount of the loan loss reserve was determined based on industry norms and trends and will be updated periodically once a history of loan losses sufficient to reasonably modify the estimate of future loan losses has been established.

Reversals to the loan loss reserve will happen only when the loans mature.  If no loss has occurred on a particular loan, the loss reserve will be reversed and recognized as other income at maturity of the loan. On the other hand, if any loan becomes completely unrecoverable, the entire amount of the loan will be written off, with a charge to bad debt expense, when and if facts and circumstances indicate that such a write off is necessary.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future online offerings. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes
The Company applies ASC 740 “Income Taxes” (“ASC 740”).  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At June 30, 2017, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Earnings per Common and Common Equivalent Share
The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus common stock equivalents which would arise from the exercise of securities outstanding using the treasury stock method and the average market price per share during the year. There are no common stock equivalents included in the diluted earnings per share calculation for the periods ended June 30, 2016 or June 30, 2017. In addition, any such common stock equivalents in periods where losses are incurred would be excluded as they are anti-dilutive.

Concentration of Credit Risk
During the early stages of the Company’s development, it is to be expected that the Company will extend loans to a relatively low number of CDFIs.  For example, as of June 30, 2017, CNote has loans outstanding to only two CDFIs.  When the Company extends loans to a low number of borrowers, this results in a concentration of credit risk, wherein each CDFI borrower represents a relatively high risk, as compared with the relatively low risk that each individual borrower would constitute if the Company had loans outstanding to many different borrowers.

Recent Accounting Pronouncements
On May 28, 2014, the United States Financial Accounting Standards Board (the “FASB”) and the International Accounting Standards Board (the “IASB”) issued new, converged guidance on recognizing revenue from contracts with customers.  The new guidance is a major milestone in the Boards’ joint efforts to converge and issue new, improved guidance on revenue recognition.  Presently, U.S. GAAP has complex, detailed, and disparate revenue recognition requirements for specific transactions and industries. As a result, different industries use different accounting for economically similar transactions.  The objective of the new guidance is to establish principles to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenues earned from contracts with customers.  The new revenue recognition guidance, codified in FASB Accounting Standards Update (“ASU”) 2014-09, is effective for companies that file with the Securities and Exchange Commission (the “SEC”) for annual and interim periods beginning after December 31, 2017.  Early adoption is permitted for reporting periods beginning after December 15, 2016.  The Company is currently evaluating the impact of the new revenue recognition standard on the Company’s financial statements.

In February 2016, the FASB issued a new accounting standard update (ASU 2016-02, Leases (Topic 842)), which will require for all operating leases the recognition of a right-of-use asset and a lease liability, in the balance sheet. The lease cost will be allocated over the lease term on a straight-line basis. This guidance will be effective on January 1, 2019, on a modified retrospective basis, with early adoption permitted. We are currently evaluating the impact this guidance will have on our financial position, results of operation and stockholders’ equity.

In March 2016, the FASB issued a new accounting standard update (ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)), which is intended to improve the operability and understandability of the implementation guidance by clarifying the following: how an entity should identify the unit of accounting for the principal versus agent evaluation; how the control principle applies to transactions, such as arrangements; reframes the indicators to focus on a principal rather than an agent, removes the credit risk and commission indicators and clarifies the relationship between the control principle and the indicators; and revises the existing illustrative examples and adds new illustrative examples. This guidance will be effective January 1, 2018, either on a full retrospective approach or a modified retrospective approach, with early adoption permitted, but not before January 1, 2017. We are currently evaluating the impact this guidance will have on our financial position, results of operation and stockholders’ equity.

In June 2016, the FASB issued ASU 2016-13, which updates U.S. GAAP guidance for losses on financial instruments.  Instead of a loan loss reserve that can only be reversed when an outstanding debt instrument matures, the new guidance will require the establishment of an allowance, which will need to be estimated and adjusted each reporting period on an ongoing basis, with resulting impacts on income and expense, throughout the term of an outstanding debt instrument.  For filers with the SEC, this new standard is effective for annual and interim periods beginning after December 19, 2019.  Early adoption is permitted for periods beginning after December 15, 2018.  This new GAAP guidance could have a material impact on the Company’s financial statements.

In August 2016, the FASB issued a new accounting standard update (ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments), which clarifies the guidance on eight specific cash flow issues. This guidance will be effective January 1, 2018 on a full retrospective approach, with early adoption permitted. We are currently evaluating the impact this guidance will have on our statement of cash flows.

The Financial Accounting Standards Board issues Accounting Standard Updates to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – NOTES RECEIVABLE

Notes receivable represent the principal amounts of outstanding loans the Company has made to CDFIs.  Interest receivable has been added to the principal balances.  Total amount of notes receivable plus interest outstanding were $0 as of December 31, 2016 and approximately $1,851,000 as of June 30, 2017.

NOTE 4 – ACCRUED LIABILITIES

Accrued liabilities represent expenses incurred, but not yet invoiced or paid.  As of December 31, 2016, such accrued liabilities totaled approximately $46,000; and as of June 30, 2017, accrued liabilities totaled approximately $147,000.  These amounts consist primarily of deferred fees owed to lawyers and other professional service providers for services rendered.

NOTE 5 – NOTES PAYABLE

Notes payable represent the principal amounts, plus accrued interest, for all outstanding borrowings from individuals through the Company’s online platform.  The Company uses the proceeds from these borrowings to, in turn, loan money to CDFIs.

These notes payable typically have terms of 30 months.  Holders of the notes have the option to withdraw up to 10% of the outstanding balance of principal plus accrued interest due on their notes each quarter.  Such amounts, subject to the legal obligation to repay, if called by the holders of the notes, are classified as short-term debt.   The remaining amounts are classified as long-term debt.

As of December 31, 2016, notes payable, plus accrued interest, totaled approximately $95,000, of which approximately $40,000 was due to related parties.  As of June 30, 2017, notes payable, plus accrued interest, totaled approximately $1,869,000, of which approximately $25,000 was due to related parties.

Notes payable begin to accrue interest on the first day of the month following the investor’s completion of the registration process (unless the investor completes the process within the last six business days of a calendar month, in which case such accrual will begin on the first day of the following month). Note holders may elect to receive the interest due to them on a monthly basis.  If they don't make this election, their total accrued interest will be due when their loans become due, and accrued interest will be compounded monthly. The Company has the right to prepay individual loans at any time, without advance notice, and without prepayment penalty.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Simple Agreements for Future Equity (“SAFEs”)
Since inception through June 30, 2017, the Company issued several Simple Agreements for Future Equity “SAFEs” in exchange for $645,000 cash financing.  The Discount Rate varies from 80% to 100%, and the Valuation Cap varies from $4,000,000 to $8,000,000 among these SAFEs.  As of June 30, 2017, there has not been any priced preferred stock round of financing that would trigger a conversion of the SAFE funds to preferred stock.

The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board’s (“FASB’s”) Accounting Standards Classification (“ASC”) section 815-40 and ASC section 815-10.  If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.  As of June 30, 2017, the fair values of the SAFEs are equal to their face amounts, that is the amounts of initial investment, as evidenced by the SAFE amounts being transacted in arm’s length transactions with unrelated parties.  The transactions occurred within less than a year of June 30, 2017; and the values of these transactions have been corroborated by additional similar SAFE transactions subsequent to June 30, 2017.  (See Note 10.)

Litigation
The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers.

NOTE 7 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the six months ended June 30 2017:

Current tax provision
Federal	$-
State	891
Total	891

Deferred tax provision (benefit) as of June 30, 2017
Federal	$125,000
State	21,000
Valuation allowance	(146,000)
Total	-
Total provision for income taxes	$891

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of June 30, 2017:

Deferred tax asset attributable to:
Net operating loss carryover	$86,000
Accrued expenses	60,000
Valuation allowance	(146,000)
Net deferred tax asset	$-

Based on federal tax returns filed, or to be filed, through June 30, 2017, the Company had available approximately $86,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which allows the utilization of net operating loss carryforwards in situations in which the same business operations continue.   Net operating loss carryforwards can be carried forward 20 years before expiring.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction, the Delaware state jurisdiction, and the California state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities.  The Company currently is not under examination by any tax authority.

NOTE 8 – RELATED PARTY TRANSACTIONS

As of December 31, 2016, approximately $40,000 of the individual notes payable were due to Company’s two cofounders and a close relative of one of the cofounders.  As of June 30, 2017, approximately $25,000 of the individual notes payable were due to the same persons.  $15,000 of such related party notes payable were repaid during the six months ended June 30, 2017.

NOTE 9 – STOCKHOLDERS’ EQUITY

Common Stock
The Company is authorized to issue 10,000,000 shares of Common Stock, each having a par value of $0.00001.  As of June 30, 2017, 6,000,000 shares of Common Stock are issued and outstanding, all of which are held by the Company’s two cofounders who remain active in the daily operations of the Company.

NOTE 10 – SUBSEQUENT EVENTS

Subsequent to June 30, 2017, the Company issued several additional SAFEs in exchange for $125,000 of cash financing.  Thus, the total amount of cash financing from SAFE investors totals $770,000 through the date of these financial statements.

The new SAFEs have terms very similar to the ones issued prior to June 30, 2017 as disclosed in Notes 2 and 6.

Effective August 28, 2017, the Company received approval of Regulation A+ from the Security and Exchange Commission (SEC).

The Company has evaluated subsequent events that occurred after June 30, 2017 through November 24, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

ITEM 4. EXHIBITS

Exhibit Number	Description
2.1*	Certificate of Incorporation.
2.2*	Bylaws.
3.1*	Form of CNote Note.
3.2*	Form of SAFE.
4.1*	Form of Subscription Agreement.
15.1*	Form of Master Promissory Note.

Notes:

* Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant	CNote Group, Inc.

Date: November 27, 2017	By:	/s/ Catherine Berman
Catherine Berman
President, Chief Executive Officer, Principal Executive Officer and Director

	By:	/s/ Yuliya Tarasava
Yuliya Tarasava
Chief Operating Officer, Treasurer, Principal Financial and Accounting Officer, Secretary and Director